CHINA PREMIUM LIFESTYLE ENTERPRISE, INC.

June 19, 2008

Mr. Michael Moran Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China Premium Lifestyle Enterprise, Inc. File No. 333-120807 Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008

Dear Mr. Moran:

China Premium Lifestyle Enterprise, Inc. (the “Company”) is in receipt of the Staff’s letter dated June 17, 2008 relating to the annual report referenced above. While the Company is endeavoring to respond to the Staff’s comments in a timely manner, as you discussed with Matthew Kepke of Loeb & Loeb LLP yesterday, we understand that the Staff is willing to extend the time during which the Company must respond to the comments until July 11, 2008. We would respectfully request that the Staff provide this accommodation to the Company so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact me at (852) 28770340 or Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely, Joseph Tik Tung Wong Chief Financial Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP